Filer: The E. W. Scripps Company
Filer's Commission File No.: 0-16914
Subject Company: Journal Communications, Inc.
Commission File No.: 1-31805
Date: July 31, 2014

Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

The E.W. Scripps Company and Journal Communications

SCRIPPS

JOURNAL COMMUNICATIONS

July 31, 2014

Scripps and Journal create scalable TV, radio and digital media company and new publicly traded newspaper company

 Disclaimer  Additional Information and Where to Find ItThe proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps and Journal urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps and Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps and/or Journal in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Continued on next page …  *

 Disclaimer, continued  Continued from previous page …Neither Scripps nor Journal assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Scripps can be found in Scripps’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Journal can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K. Participants in SolicitationScripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above. Non-SolicitationThis communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.   *

Transaction Description

Historic transformation of two legacy media enterprises into two industry-focused companies through double spin/double merger

- Scripps (“SSP”) and Journal Communications (“JRN”) each will separate their newspaper businesses and merge them
  - SSP’s spin will be tax-free, JRN’s will be taxable to the company
  - Tax-free stock consideration given to all shareholders of Scripps and Journal
- The broadcasting divisions of both companies will also merge
- Prior to closing, SSP shareholders will receive a $60 million cash dividend
- Transaction is expected to be accretive to free cash flow

What SSP Shareholders Receive	What JRN Shareholders Receive
√ 69% ownership in new Scripps	√ 31% ownership in new Scripps
√ 59% ownership in Journal Media Group	√ 41% ownership in Journal Media Group
√ SSP shareholders receive cash dividend	

4

Transaction Summary

Strategic transformation of two legacy media enterprises into two industry-focused public companies through a double spin/double merger transaction

- Transaction creates two industry-focused companies positioned to innovate and compete in their industries
- The E.W. Scripps Company will be the fifth-largest independent TV group in the country, covering 18.1 percent of U.S. TV households*
- Scripps, based in Cincinnati, will own and operate 34 television stations in 24 markets and 35 radio stations in eight markets
- Journal Media Group, a newly formed public company with local media brands, will be headquartered in Milwaukee and operate in 14 markets
- Both companies will be well positioned to make further investments and acquisitions
- Expected net leverage is about 2x at Scripps at close, with no debt at Journal Media Group
- Tax-free stock consideration to all shareholders of Scripps and Journal
- The transaction is expected to result in substantial long-term cost savings at both entities and to create long-term value for shareholders

*Source: Company filings, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data

5

The Deal at a Glance

$ in millions

Strategic realignment results in highly focused, publicly traded broadcasting and newspaper companies

The E.W. Scripps Company

- Headquarters: Cincinnati
- Leadership: Rich Boehne remains as chairman, president and CEO
- Combined revenue: ~$815 to $830
- Combined segment profit: ~$190 to $200
- Employees: ~4,000
- Television stations: 34
- U.S. household reach: 18%*
- Radio stations: 35
- Digital: Strong local media brands plus Newsy and DecodeDC

Journal Media Group

- Headquarters: Milwaukee
- Leadership: Tim Stautberg will become president and CEO; Steve Smith will be non-executive chairman**
- Combined revenue: ~$525 to $545
- Combined EBITDA: ~$55 to $60
- Employees: ~3,600
- Newspaper markets: 14
- Total Sunday circulation: 1 million***
- Digital: Strong local media brands for desktop, tablet, and smartphone

Management estimates (including synergies) assuming the transaction was effective full year 2014; *Source: *Source: Company filings, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data ** *Current SVP of Scripps Newspaper Group and current chairman and CEO of Journal Communications, respectively.* ***Source: *Scripps 2013 Form 10K; Journal Communications 2013 10K*

6

Transaction Benefits

Combined Benefits

- Opportunity to create value for both Scripps and Journal Communications shareholders
- Shared cultures within each company, focused on growing local content and brands
- Increased scale and operating leverage
- Significant transaction synergies
- Tax-efficient transaction

Scripps Benefits

- Expanded broadcasting footprint, particularly in key political markets
- Substantial retransmission upside as legacy pay TV contracts renew
- Significant digital revenue potential across expanded TV and radio portfolios
- Strong balance sheet with capacity to do other acquisitions and investments

Journal Media Group Benefits

- Management focus on operating core newspaper business
- Enhanced operational efficiencies and ability to maximize cash flow
- Strong balance sheet with no debt
- Ability to grow through accretive and opportunistic acquisitions

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Key Transaction Terms

	New Scripps	Journal Media Group
Structure and Consideration	▪ Special dividend: will distribute a $60 million one-time cash dividend ▪ All-stock merger of Scripps' and Journal Communications' broadcasting businesses	▪ All-stock merger of Scripps' and Journal Communications' respective newspaper businesses ▪ Balance sheet with $10 million of cash, no debt and free of substantially all qualified pension obligations
Economic Ownership	▪ SSP shareholders 69% ▪ JRN shareholders 31%	▪ SSP shareholders 59% ▪ JRN shareholders 41%
Governance and Control	▪ Will retain dual-class share structure ▪ Rich Boehne will remain chairman, president and CEO ▪ Scripps family voting control will remain in place	▪ Will have a single class of shares ▪ Steve Smith will be non-executive chairman of Journal Media Group board; Tim Stautberg will be CEO ▪ No controlling shareholder

Closing Conditions

- Approval of Scripps Common Voting shareholders and Journal Communications shareholders
- Customary closing conditions and regulatory authority approvals
- Expected to close in 2015

8

 Transaction Synergies  Approximately $35 Million of Combined Transaction Synergies  *  Source: Management estimates

 Companies Overview  *      SSP    JRN       New E.W. Scripps    Journal Media Group                                               Scale                       TV Stations    21    13       34    -  TV Markets    14    10       24    -  TVHH Reach    16 million (14%)    5 million (4%)       22 million (18%)    -  Radio Stations    -    35       35    -  Radio Markets    -    8      8    -  Combined TV / Radio Markets    14    13      27    -  Newspaper markets    13    1       -    14                                                                                                          # of Stations    # of Stations       # of Stations    % of Circulation        11     4        15    WI 31%        3     3        5    TN 22%  TV NetworkAffiliation &CirculationMix     5     2        3    FL 15%  TV NetworkAffiliation &CirculationMix     1     2        2    TX 12%        1     1        5    CA 9%            1        2    IN 7%                   1    SC 3%                   1    WA 2%                                                   IND  IND  Source: Scripps 2013 10K; Journal Communications 2013 10K; November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data

 The E.W. Scripps Company

 Scripps Highlights  Large television company with strong local brands  Expanded reach; one of the largest ABC affiliate groups, and more diverse affiliations  Attractive political TV spending footprint  Significant digital revenue and content monetization upside  Significant retransmission upside  Maintain strong, flexible balance sheet and conservative financial profile  Entry into profitable radio business and cross-selling opportunity  Scripps will become the fifth-largest independent TV company with significant scale and upside potential  *

Peer TV Landscape

Large television company with strong local brands

- Fifth-largest independent TV station owner. 34 stations in 24 markets
- Financially flexible with room to add stations under the FCC ownership cap
- Household reach that offers more value to achieve more favorable retransmission arrangements
- Diversified revenue, segment profit and network affiliation mix



Current FCC U.S. TV Household Cap of 39%
44%
39%
31%
24%
18.1%
JRN 4%
SSP 14%
17.8%
16%
13%
11%
10%
7%
6%
3%
Tribune
Sinclair
Gannett
Media General
New SSP
Hearst
Nexstar
Raycom
Cox
Meredith
Gray
Graham Holdings
Quincy

Note: Includes all announced and closed transactions. Source: Company filings, company websites for non-public companies, November 2013 Nielsen survey, BIA 2014 Television Report (2nd edition) and SNL Kagan TV household 2012 subscriber data
FCC rules take into account adjustments for UHF/VHF, which are not included in the bar chart above

13

New Scripps Local Media Markets

Expanded household reach and affiliations;
34 TV stations and 35 radio stations in 27 markets



Boise, ID DMA 110 KIVI KNIN Radio DMA 100 4 FM
Twin Falls, ID DMA 192 KSAW-LD
Denver, CO DMA 17 KMGH KZCO KZFC
Las Vegas, NV DMA 42 KTNV
Bakersfield, CA DMA 127 KERO KZKC
San Diego, CA DMA 28 KGTV KZSD
Phoenix, AZ DMA 12 KNXV
Tucson, AZ DMA 71 KGUN KWBA Radio DMA 62 3 FM 1 AM
Wichita, KS Radio DMA 101 5 FM 1 AM
Tulsa, OK Radio DMA 66 4 FM 1 AM
Tulsa, OK DMA 60 KJRH
Kansas City, MO DMA 31 KSHB KMCI IND
Springfield, MO Radio DMA 22 4 FM 1 AM
Tampa, FL DMA 14 WFTS
Ft. Myers – Naples, FL DMA 62 WFTX
West Palm Beach, FL DMA 38 WPTV
Nashville, TN DMA 29 WTVF
Knoxville, TN Radio DMA 71 4 FM
Indianapolis, IN DMA 26 WRTV
Cincinnati, OH DMA 35 WCPO
Baltimore, MD DMA 27 WMAR
Cleveland, OH DMA 19 WEWS
Buffalo, NY DMA 52 WKBW
Colorado Springs, CO DMA 89 KZCS
Omaha, NE DMA 74 KMTV Radio DMA 75 4 FM 1 AM
Milwaukee, WI DMA 34 WTMJ Radio DMA 38 1 FM 1 AM
Green Bay-Appleton, WI DMA 70 WGBA WACY
Detroit, MI DMA 11 WXYZ WMYD
Lansing, MI DMA 115 WSYM
● E.W. Scripps TV markets
○ Journal Television Markets
□ Journal Radio Markets

14

Strong political revenue opportunity  Operate stations in eight presidential battleground/swing states Political opportunity enhanced in Florida, Michigan and ArizonaNew political opportunity in Wisconsin, NevadaScripps’ Washington D.C. sales office leveraged across broader footprint  $ in millions    SSP TV Station    JRN TV Station    Swing State  *  Political Advertising Opportunity  Significant Gross Political Revenue Growth  Presence in Perennial Swing States  Source: Scripps 2013 Form 10K; Journal Communications 2013 Form 10K  '08 - '12  CAGR  41  48  107  12  15  34  2008  2010  2012  SSP  JRN  $53  $63  $141  27%  31%  28%

 Expanded household reach – new markets for TV and digital content  Let’s Ask America is being syndicated by MGM for nationwide distribution  The List will run in 13 Scripps markets this fall   RightThisMinute now reaches 85% of U.S. households  The Nowlaunching this fall at 4 p.m. in eight Scripps markets  Newsy is a national video news service  DecodeDC helps its digital audience better understand Washington  TV original programming  Digital media  *  Expanded Quality Content  StormShieldis a weather radio mobile app

 Significant digital revenue upside  Can expand strategy to reshape local digital marketplaces and build out leading local brands into 13 new TV and radio marketsNew digital markets will create new audiences for national brands such as Newsy, StormShield and DecodeDCDigital-only sales force can expand into new regions and capture more than fair share of revenueConsumer strategies will be even more powerful when brought into the new markets  Three-fold strategy  Build out leading local brands  Build or acquire national brands  Experiment with or investin new models  Addingearly-stage investments  *  Digital Opportunity

 Net leverage remains very modest and well below peers  Net Leverage Level  Scripps blended net leverage expected to be about 2x at close  Note: Includes all announced and closed transactions1 Based on 3/31/14 pro forma net debt and ’12/’13 blended pro forma EBITDA for SBGI, NXST, MEG and GTNSource: Management estimates for Scripps and company filings for peers  Strong, flexible balance sheet and conservative financial profile  *

 Scripps Profile: Illustrative Metrics  *  Combined revenue  $815 to $830   Combined segment profit  ≈$190 to $200   Capex  ≈$25 to $30  D&A  ≈$55 to $60  Net leverage  ≈2x at closing  Retrans revenue, 2014  ≈$90 to $95  Retrans revenue, 2015  >$165  Political revenue  $75 to $85  TV margin  32% to 35%  Corporate, shared service and digital expenses  ≈$60  Tax rate  37% to 40%  # Shares outstanding  ≈85 million  Strong financial profile with substantial free cash flow generation  $ in millions  Management estimates (including synergies) assuming the transaction was effective full-year 2014*See slide 26 for definitions of EBITDA and segment profit

 Journal Media Group

 Premier source of local news and leading consumer reach in its markets  Digital strategies leveraged across portfolio  Proven operating strategy focused on stabilizing revenue  Focus on shared best practices to drive cost-efficiencies and operating margin opportunities  Journal Media Group Highlights  Highly experienced and focused management team  A pure-play newspaper company with strong local brands and financial flexibility  Flexibility to pursue acquisition opportunities  Strong balance sheet: $10 million of cash, no debt and free of substantially all qualified pension obligations  *

 Substantial free cash flow and financial flexibility  Combined revenue  $525 to $545  Combined EBITDA*  ≈$55 to $60  Capex  ≈$5  D&A  ≈$25 to $30  Leverage  None   Margin  ≈10%  Tax rate  37% to 40%  # Shares outstanding  ≈25 million   $ in millions  *  Journal Media Group Profile: Illustrative Metrics  Management estimates (including synergies) assuming the transaction was effective full-year 2014*See slide 26 for definitions of EBITDA and segment profit

 Milwaukee, WISunday circ: 319,000  Memphis, TNSunday circ: 124,000  Wichita Falls, TXSunday circ: 22,000  San Angelo, TXSunday circ: 20,000  14 newspaper markets with strong brands and extensive local reach  Corpus Christi, TXSunday circ: 51,000  Knoxville, TNSunday circ: 100,000  Naples, FLSunday circ: 70,000  Ventura County, CASunday circ: 64,000  Redding, CASunday circ: 21,000  Kitsap, WASunday circ: 21,000  Stuart, FLSunday circ: 84,000  Anderson, SCSunday circ: 27,000  Abilene, TXSunday circ: 25,000  Journal Media Group Markets  *  Source: Circulation data from Scripps 2013 Form 10K; Journal Communications 2013 Form 10K

 Journal Media Group Audience Reach  *  Unparalleled Consumer Reach in Local Markets  Weekly readership on print and digital platforms  Source: 2013 Scarborough Report for Corpus Christi; 2014 Scarborough Report for all others.Market reach equals the total weekly audience reach through print and digital products.

 Journal Media Group Key Priorities  Create and deliver compelling products and services aimed at news and information consumers in our dynamic local marketsEfficiently connect advertisers with their current and prospective customers via our print and digital products and other servicesStabilize revenue and improve profitabilityExplore opportunities to add attractive markets to the portfolio  *

 Summary of Deal  Transaction creates two industry-focused companies positioned to innovate and compete in their industriesBoth Scripps and Journal Media Group will be well positioned to make further investments and acquisitionsExpected net leverage is about 2x at Scripps at close, with no debt at Journal Media GroupTax-free stock consideration given to all shareholders of Scripps and JournalTransaction expected to result in substantial long-term cost savings at both entities and to create long-term value for shareholdersTransaction expected to be accretive to free cash flow  *

 Definitions  Scripps defines segment profit as:Segment profit is the revenues and expenses of the segment, but excludes interest, defined benefit pension plan expense (other than current service cost), income taxes, depreciation and amortization, impairment charges, divested operating units, restructuring activities, investment results and certain other items that are included in net income (loss) determined in accordance with accounting principles generally accepted in the United States of America.EBITDA is defined as:Net income (loss) then adding back taxes, interest, depreciation and amortization.  *